SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

Tremor International Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01
(Title of Class of Securities)

89484T104**
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This is the CUSIP number is assigned to the American Depositary Shares (“ADS”) of Tremor International Ltd. Each ADS represents two Ordinary Shares, par value NIS 0.01, of Tremor International Ltd.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89484T104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tosca Opportunity

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

16,376,931

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

16,376,931

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,376,931

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	89484T104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Toscafund Asset Management LLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

21,691,454

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

21,691,454

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,691,454

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	89484T104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Toscafund Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

21,691,454

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

21,691,454

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,691,454

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	89484T104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Old Oaks Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

21,691,454

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

21,691,454

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,691,454

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	89484T104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Martin Hughes

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

21,691,454

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

21,691,454

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,691,454

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

CUSIP No.	89484T104

Item 1.	(a).	Name of Issuer:

Tremor International Ltd.

	(b).	Address of issuer's principal executive offices:

82 Yigal Alon Street Tel Aviv, 6789124, Israel

Item 2.	(a)-(c).	Name Principal Business Address, and Citizenship of Person Filing:

Tosca Opportunity Ugland House, Box 309 Grand Cayman, Cayman Islands KY1-1104

Toscafund Asset Management LLP 5th Fl, Ferguson House, 15 Marylebone Rd London, United Kingdom NW1 5JD

Toscafund Limited
5th Fl, Ferguson House, 15 Marylebone Rd London, United Kingdom NW1 5JD

Old Oak Holdings Limited 5th Fl, Ferguson House, 15 Marylebone Rd London, United Kingdom NW1 5JD

Martin Hughes c/o Toscafund Asset Management LLP 5th Fl, Ferguson House, 15 Marylebone Rd London, United Kingdom NW1 5JD

Item 2.	(d)	Title of class of securities:

Ordinary Shares, par value NIS 0.01

Item 2.	(e).	CUSIP No.:

N/A

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	[_]	Investment company registered under Section 8 of the Investment Company Act.

	(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		Tosca Opportunity	16,376,931 shares
		Toscafund Asset Management LLP	21,691,454 shares
		Toscafund Limited	21,691,454 shares
		Old Oak Holdings Limited	21,691,454 shares
		Martin Hughes	21,691,454 shares

	(b)	Percent of class:

		Tosca Opportunity	11.4%
		Toscafund Asset Management LLP	15.1%
		Toscafund Limited	15.1%
		Old Oak Holdings Limited	15.1%
Martin Hughes

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

		Tosca Opportunity	0 shares
		Toscafund Asset Management LLP	0 shares
		Toscafund Limited	0 shares
		Old Oak Holdings Limited	0 shares
		Martin Hughes	0 shares

(ii) Shared power to vote or to direct the vote

		Tosca Opportunity	16,376,931 shares
		Toscafund Asset Management LLP	21,691,454 shares
		Toscafund Limited	21,691,454 shares
		Old Oak Holdings Limited	21,691,454 shares
		Martin Hughes	21,691,454 shares

(iii) Sole power to dispose or to direct the disposition of

		Tosca Opportunity	0 shares
		Toscafund Asset Management LLP	0 shares
		Toscafund Limited	0 shares
		Old Oak Holdings Limited	0 shares
		Martin Hughes	0 shares

(iv) Shared power to dispose or to direct the disposition of

		Tosca Opportunity	16,376,931 shares
		Toscafund Asset Management LLP	21,691,454 shares
		Toscafund Limited	21,691,454 shares
		Old Oak Holdings Limited	21,691,454 shares
		Martin Hughes	21,691,454 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All of the securities reported in this Schedule 13G are owned by advisory clients of Toscafund Asset Management LLP. None of these clients or accounts own more than five percent of the outstanding shares of the class, except as reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2023
(Date)

TOSCA OPPORTUNITY

By:	/s/ Jochen Grossman
Jochen Grossman, Director

TOSCAFUND ASSET MANAGEMENT LLP
By:	/s/ Nick Emery
Nick Emery, Authorized Person

TOSCAFUND LIMITED

By:	/s/ Martin McKay
Martin McKay, Authorized Person

OLD OAK HOLDINGS LIMITED

By:	/s/ Martin McKay
Martin McKay, Authorized Person

/s/ Martin Hughes
MARTIN HUGHES

EXHIBIT A

AGREEMENT

The undersigned agree that this to Schedule 13G, dated February 13, 2023 relating to the Ordinary Shares, par value NIS 0.01 per share of Tremor International Ltd. shall be filed on behalf of the undersigned.

February 13, 2023
(Date)

TOSCA OPPORTUNITY

By:	/s/ Jochen Grossman
Jochen Grossman, Director

TOSCAFUND ASSET MANAGEMENT LLP
By:	/s/ Nick Emery
Nick Emery, Authorized Person

TOSCAFUND LIMITED

By:	/s/ Martin McKay
Martin McKay, Authorized Person

OLD OAK HOLDINGS LIMITED

By:	/s/ Martin McKay
Martin McKay, Authorized Person

/s/ Martin Hughes
MARTIN HUGHES

EXHIBIT B

Toscafund Asset Management LLP is the entity for which Toscafund Limited, Old Oak Holdings and Martin Hughes may be considered a holding company or control person, as applicable.